GERDAU AMERISTEEL CORPORATION
Hopkins Street South
Whitby, Ontario
L1N 5T1

FORM OF PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF GERDAU AMERISTEEL CORPORATION
IN RESPECT OF THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS
TO BE HELD MAY 6, 2003

The undersigned shareholder of Gerdau AmeriSteel Corporation (“Gerdau AmeriSteel”) hereby appoints, Phillip E. Casey, President and Chief Executive Officer, or failing him, Tom J. Landa, Vice-President-Finance, Chief Financial Officer and Secretary, or instead of any of them __________________ as nominee of the undersigned, to attend, vote and act for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of Gerdau AmeriSteel to be held on May 6, 2003, and at any adjournments thereof.

     The undersigned hereby directs that the shares represented by this proxy are to be:

(a)	VOTED FOR ☐ or VOTED AGAINST ☐ the Board Size Resolution approving the reduction in the number of directors of the Corporation from 13 to 9 persons, the full text of which is set forth in Appendix “A” to the accompanying Management Information Circular;

(b)	VOTED ☐ or WITHHELD FROM VOTING ☐ in respect of the election of directors;

(c)	VOTED ☐ or WITHHELD FROM VOTING ☐ in respect of the appointment of PricewaterhouseCoopers, LLP, Chartered Accountants, as auditors of Gerdau AmeriSteel and the authorization of the directors to fix the auditors’ remuneration;

(d)	VOTED FOR ☐ or VOTED AGAINST ☐ the By-law Resolution amending the general by-law of Gerdau AmeriSteel, the full text of which is set forth in Appendix “B” to the accompanying Management Information Circular; and

(e)	VOTED FOR ☐ or VOTED AGAINST ☐ the Articles of Amendment Resolution approving the amendment of Gerdau AmeriSteel’s articles, the full text of which is set forth in Appendix “C” to the accompanying Management Information Circular.

This proxy confers discretionary authority upon the persons named herein as nominees to vote hereunder with respect, firstly, to the specific matters identified above where no choice is specified IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE “VOTED” WITH RESPECT TO MATTERS (b) AND (c) AND “VOTED FOR” WITH RESPECT TO MATTERS (a), (d) and (e) secondly, to all other matters which may properly come before the Annual and Special Meeting or any adjournments thereof.

The undersigned hereby revokes any proxy previously given with respect to the shares represented by this proxy.

Dated: _____________________________________________, 2003.

_______________________________________________________ Number of Common Shares	_______________________________________________________ Signature of Shareholder

_______________________________________________________ Name of Shareholder (Please print clearly)

NOTES:

(1)	A shareholder has the right to appoint a person to represent him at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2)	To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company at 200 Queen’s Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not later than 48 hours (excluding Saturdays and holidays) before the meeting or any adjournments thereof.

(3)	If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(4)	If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of Gerdau AmeriSteel.